Exhibit 4.12
Investment Capital Transfer Agreement by the Shareholders of Beijing Run An Information Consultancy
Company Limited
Transferor (“Party A”): FENG Lei
Transferor (“Party B”): WANG Tao
Transferee (“Party C”): JIN Weimin
Party A and Party B have both provided investment capital for Beijing Run An Information Consultancy Company Limited. The registered capital is RMB6,000,000, of which Party A has contributed RMB800,000 and Party B has contributed RMB5,200,000. Through negotiations and in accordance with the company’s articles of incorporation and the Corporation Law of China, the three Parties now agree that Party A and Party B transfer RMB3,000,000 of the investment capital to Party C under the terms of this Agreement below.
1.	According to the Corporation Law and the company’s articles of incorporation, the shareholders of Beijing Run An Information Consultancy Company Limited agree that Party A and Party B transfer the investment capital. (see attached shareholders resolution)
2.	Party A agrees to transfer RMB800,000 of the investment capital and Party B agrees to transfer RMB2,200,000 of the investment capital of Beijing Run An Information Consultancy Company Limited to Party C. Party C agrees to accept the RMB3,000,000 transfer from Party A and Party B.
3.	The change in ownership of the investment capital by the three Parties has no impact on the registered capital of Beijing Run An Information Consultancy Co., Ltd.
4.	The three Parties are responsible for assisting the company with the procedures for changing the shareholder names in the shareholder register, including, in accordance with the Corporation Law, to request the shareholders to revise the articles of incorporation (to change the shareholder names) and to assist the company with the procedures to file the change in the shareholder register (within 30 days of the shareholding change).
5.	This Agreement shall be written in four (4) counterparties, with each Party holding one counterpart and one counterpart shall be filed with the relevant administration of industry and commerce.
The Agreement shall be effective after signing.

Transferor (Party A): /s/ FENG Lei	Transferor (Party B): /s/ WANG Tao

Transferee (Party C): /s/ JIN Weimin
September 11, 2007